Exhibit - G

Filings Under the Public Utility Holding Company Act of

1935, as amended (“Act”)

SECURITIES AND EXCHANGE COMMISSION

April     , 2005

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the applications(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments is/are available for public inspection through the Commission’s Office of Public Reference.

Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by             , 2005, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609 and serve a copy on the relevant applicant(s) and/or declarants(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After             , 2005, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Exelon Corporation, a Pennsylvania Corporation (“Exelon”), Exelon Ventures Company (“Ventures”), Exelon Enterprises Company, LLC (“Enterprises”), Exelon Generation Company, LLC (“Exelon Generation”) and Exelon Energy Delivery Company, LLC (“Delivery”), each located at 10 South Dearborn Street, 37th Floor, Chicago, Illinois 60603 filed an application-declaration under Sections 6, 7, 9, 10, 11, 12, 32, 33 and 34 of the Act and Rules 42, 43, 52, 53, 54, and 58 under the Act (the “Application/Declaration”).

Exelon and its Subsidiaries (as defined below) seek authority to continue to undertake activities related to Exelon’s otherwise permitted investments including in exempt wholesale generators (“EWGs”), foreign utility companies (“FUCOs”), exempt telecommunications companies (“ETCs”), investments permitted under Rule 58 (“Rule 58 Subsidiaries”) and investments in businesses engaged in energy related activities (“Non-U.S. Energy Related Subsidiaries”) that, but for being conducted outside the United States, would constitute Rule 58 exempt activities.1

[1]	On December 20, 2004, Exelon announced a proposed merger with Public Service Enterprise Group Incorporated (“PSEG”). Exelon has filed on March 15, 2005 for Commission approval of that transaction in File No. 70-10294. Contingent on the Commission’s approval and the closing of the transaction, PSEG’s only

Investments in EWGs, FUCOs, ETCs and Rule 58 Subsidiaries are permitted pursuant to the terms of the Act and Rules 53 and 58. No authorization is sought in the Application/ Declaration for investments in these entities in excess of what is authorized by statute or rule or existing Commission order applicable to Exelon. As described below, the Application/ Declaration seeks approval to continue to make investments in Non-U.S. Energy Related Subsidiaries through June 30, 2008 (the “Authorization Period”). These permitted investments in EWGs, FUCOs, ETCs, Rule 58 Subsidiaries and (assuming continued Commission approval) Non-U.S. Energy Related Subsidiaries (whether existing on the date hereof or hereafter acquired) are collectively referred to as “Permitted Non-Utility Investments.”2

Exelon has four operating public utility company subsidiaries (the “Utility Subsidiaries”):3

•	PECO Energy Company (“PECO”), a Pennsylvania corporation and a public utility company engaged (i) in the transmission, distribution and sale of electricity and (ii) in the purchase and sale of natural gas in Pennsylvania;

•	Commonwealth Edison Company (“ComEd”), an Illinois corporation and a public utility company engaged in the transmission, distribution and sale of electricity in Illinois;

•	Exelon Generation, a Pennsylvania limited liability company and a public utility company engaged in the generation and sale of electricity in Pennsylvania, Illinois and elsewhere and also engaged in electricity and energy commodities marketing and brokering activities and development and ownership of EWGs; and

•	Commonwealth Edison Company of Indiana (“ComEd Indiana”), an Indiana corporation that owns certain transmission facilities in Indiana. ComEd.

public utility company, Public Service Electric and Gas Company (“PSE&G”) will be considered a “Utility Subsidiary” for purposes of this Application/Declaration and each of PSEG’s non-utility subsidiaries will constitute a Non-Utility Subsidiary and Permitted Non-Utility Investments will include those investments authorized to be retained in the Exelon/PSEG merger order, subject to any further orders of the Commission to the contrary.

[2]	“Permitted Non-Utility Investments” also includes those Non-Utility Subsidiaries that Exelon currently owns, those approved for retention by Holding Co. Act Release No. 27256 (Oct. 19, 2000) at the time Exelon became a registered holding company and Non-Utility Subsidiaries acquired hereafter.

[3]	On April 1, 2004, the Commission issued an order authorizing among other things, de-registration of Exelon Generation and PECO Energy Power Company (PEPCO) under Section 5(d) of the Act. The order states that PEPCO, previously an electric utility company and a registered holding company, along with its public utility subsidiary Susquehanna Power Company and Exelon Generation’s public utility subsidiary, Susquehanna Electric Company were converted into EWGs. As a result, Exelon Generation and PEPCO no longer have any public utility company subsidiaries as of March 22, 2004. See Exelon Corporation, et al., Holding Co. Act Release No. 35-27830 (April 1, 2004).

Indiana has no retail customers and only provides wholesale transmission services.4

Exelon and its Subsidiaries request authority to engage, directly or through subsidiaries (“Subsidiaries”)5 in the following general matters through the Authorization Period, all more specifically described below: (i) to expend $500 million directly or through Non-Utility Subsidiaries and Exelon Generation on preliminary development activities (“Development Activities”) and administrative and management activities (“Administrative Activities”) in each case relating to Permitted Non-Utility Investments, (ii) to invest directly or through Non-Utility Subsidiaries and Exelon Generation up to $500 million to construct and acquire energy assets (“Energy Assets”) that are incidental and related to the business of an electricity and energy commodities marketer and broker, (iii) to acquire directly or through Subsidiaries the securities of one or more corporations, trusts, partnerships, limited liability companies or entities (“Intermediate Subsidiaries”) which would be created and organized exclusively for the purpose of acquiring, holding, and/or financing or facilitating the acquisition of Permitted Non-Utility Investments, (iv) to undertake internal reorganizations of then existing and permitted Subsidiaries and businesses, for example by moving a Permitted Non Utility Subsidiary to be a subsidiary of a different parent, and (v) to engage though Non-Utility Subsidiaries and Exelon Generation in energy related activities that, but for being conducted outside the United States, would constitute Rule 58 exempt activities.

In connection with existing and future Permitted Non-Utility Investments, Exelon requests authority to engage directly and through Non-Utility Subsidiaries and Exelon Generation in Development Activities and Administrative Activities associated with such investments. Intermediate Subsidiaries may also engage in Development Activities and Administrative Activities. Development Activities and Administrative Activities include preliminary activities designed to result in a Permitted Non-Utility Investment such as an EWG or FUCO; however, such preliminary activities may not qualify for such status until the project is more fully developed.

Development Activities will include due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal “hosts,” fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing

[4]	Exelon does not currently own any FUCOs. Exelon Generation may also invest in Rule 58 Subsidiaries and Non-U.S. Energy Related Subsidiaries.

[5]	Exelon states that for purpose of the Application/Declaration the term "Subsidiaries" shall also include other direct or indirect subsidiaries that Exelon may form or acquire after the date of the filing of the Application/Declaration with the approval of the Commission, pursuant to the Rule 58 exemption or pursuant to Sections 32, 33, or 34 of the Act or, to the extent approved in an order in this docket, as Non-U.S. Energy Related Subsidiaries.

or construction of facilities or the securities of other companies. Development Activities will be designed to eventually result in a Permitted Non-Utility Investment.

Exelon proposes to expend directly or through Non-Utility Subsidiaries and Exelon Generation up to $500 million in the aggregate outstanding at any time during the Authorization Period on all such Development Activities.6 Exelon proposes the continued use of a “revolving fund” concept for permitted Development Activities. To the extent a Subsidiary for which such amounts were expended for Development Activities becomes an EWG, FUCO, Rule 58 Subsidiary or Non-U.S. Energy Related Subsidiary, the amount so expended will cease to be Development Activities and then be considered as part of the “aggregate investment” in such entity and will then count against the limitation on such aggregate investment under Rule 53 or 58, as modified by Commission order applicable to Exelon.

According to Exelon, the approval sought in the Application/Declaration will not increase the authorized amount of aggregate investment in EWGs and FUCOs permitted in the Commission order dated April 1, 2004 (Holding Co. Act Release No. 27830) or increase the permitted aggregate investment authorized under Rule 58.

Exelon requests authority to expend directly or through its Non-Utility Subsidiaries and Exelon Generation up to $500 million to construct or acquire Energy Assets that are incidental and related to its business as an electricity and energy commodities marketer and broker, or to acquire the securities of one or more existing or new companies substantially all of whose physical properties consist or will consist of Energy Assets; provided that the acquisition and ownership of such Energy Assets would not cause any Subsidiary to be or become an “electric utility company” or “gas utility company,” as defined in Sections 2(a)(3) and 2(a)(4) of the Act. Energy Assets will not constitute additional investments in EWGs or FUCOs.

Exelon proposes to create and acquire directly or indirectly through Subsidiaries the securities of one or more Intermediate Subsidiaries. Intermediate subsidiaries may be corporations, trusts, partnerships, limited liability companies or other entities. Intermediate Subsidiaries will be organized exclusively for the purpose of acquiring and holding the securities of, or financing or facilitating Exelon’s investments in, other direct or indirect Permitted Non-Utility Investments. Intermediate Subsidiaries that are subsidiaries of Non-Utility Subsidiaries or Exelon Generation may also engage in Development Activities and Administrative Activities.

Exelon and its Subsidiaries state that there are several legal and business reasons for the use of Intermediate Subsidiaries in connection with making investments in Permitted Non-Utility Investments. For example, the formation and acquisition of limited purpose subsidiaries is often necessary or desirable to facilitate financing the acquisition and ownership of a FUCO, an EWG or another non-utility enterprise. Furthermore, the laws of some foreign countries may require that the bidder in a privatization program be organized in that country. In such cases, it would be necessary to form a foreign Non-Utility Subsidiary as the entity (or participant in the

[6]	Expenditures in EWGs, FUCOs, Rule 58 Subsidiaries and Non-U.S. Energy Related Subsidiaries which count against the “aggregate investment” limitation of Rule 53 or Rule 58, as modified by Commission orders applicable to Exelon, will not count against the $500 million limitation. Under Section 34 of the Act, there is no limitation on the amount Exelon may invest in ETCs.

entity) that submits the bid or other proposal. In addition, the interposition of one or more Intermediate Subsidiaries may allow Exelon to defer the repatriation of foreign source income, or to take full advantage of favorable tax treaties among foreign countries, or otherwise to secure favorable U.S. and foreign tax treatment that would not otherwise be available. In particular, use of Intermediate Subsidiaries can achieve tax efficient corporate structures which will result in minimizing state or federal taxes for Exelon or its Subsidiaries.

Exelon and its Subsidiaries propose that an Intermediate Subsidiary may be organized, among other things: (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, ETC, or other non-utility company which, upon acquisition, would qualify as a Rule 58 Subsidiary or Non-U.S. Energy Related Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by the Exelon System and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired Permitted Non-Utility Investments; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit Exelon’s exposure to U.S. and foreign taxes; (7) to further insulate Exelon and the Utility Subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

Exelon and its Subsidiaries further state that investments in Intermediate Subsidiaries may take the form of any combination of the following: (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of voting or non-voting equity interests; (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries.

Funds for any direct or indirect investment in any Intermediate Subsidiary will be derived from Exelon’s available funds. No authority is sought for additional financing authority.

To the extent that Exelon provides funds directly or indirectly to an Intermediate Subsidiary which are used for the purpose of making an investment in any EWG or FUCO or a Rule 58 Subsidiary or Non-U.S. Energy Related Subsidiary, the amount of such funds will be included in Exelon’s “aggregate investment” in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable and as modified by Commission order applicable to Exelon.

The authority requested for Intermediate Subsidiaries is intended to allow for the corporate structuring alternatives outlined above and will not allow any increase in aggregate investment in EWGs, FUCOs, Rule 58 Subsidiaries, approved Non-U.S. Energy Related Subsidiaries or any other business subject to an investment limitation under the Act.

Exelon currently engages directly or through Subsidiaries in certain non-utility businesses. Exelon seeks authority to engage in internal corporate reorganizations to better organize its current and future Non-Utility Subsidiaries and investments.

Exelon and Subsidiaries request authority, to the extent needed, to sell or to cause any Subsidiary to sell or otherwise transfer (i) such businesses, (ii) the securities of current Subsidiaries engaged in some or all of these businesses or (iii) investments which do not involve a Subsidiary (i.e. less than 10% voting interest) to a different Subsidiary, and, to the extent approval is required, Exelon requests, on behalf of the Subsidiaries, authority to acquire the assets of such businesses, Subsidiaries or other then existing investment interests. Alternatively, transfers of such securities or assets may be effected by share exchanges, share distributions, dissolutions or dividends followed by contribution of such securities or assets to the receiving entity. In the future, Exelon may determine to transfer securities or the assets of Non-Utility Subsidiaries to other Subsidiaries as described in the preceding sentence. Exelon may also liquidate or dissolve Non-Utility Subsidiaries or merge a Non-Utility Subsidiary into any other Subsidiary.

According to Exelon and its Subsidiaries, such internal transactions would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and necessary business purposes. Exelon requests authority to engage in such transactions, to the extent that they are not exempt under the Act and rules thereunder, through the Authorization Period.

Exelon and its Subsidiaries state that the transactions proposed under this heading will not involve the sale or other disposition of any utility assets of the Utility Subsidiaries and will not involve any change in the corporate ownership, or involve any restructuring of, the Utility Subsidiaries. The approval sought does not extend to the acquisitions of any new businesses or activities.

Exelon requests authority to acquire directly or indirectly Non-U.S. Energy Related Subsidiaries. Exelon believes the following list of energy related activities are substantially identical to activities that have been approved for other registered holding companies outside the United States. Approval is sought for Non-U.S. Energy Related Subsidiaries to engage in sales of the following goods and services outside the United States:

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“Energy Management Services.” Energy management services, including the marketing, sale, installation, operation and maintenance of various products and services related to energy management and demand-side management, including energy and efficiency audits; meter data management, facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment and general advice on programs; the design, construction, installation, testing, sales, operation and maintenance of new and retrofit heating, ventilating, and air conditioning (“HVAC”), electrical and power systems, alarm, security, access control and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, building automation and temperature controls, installation and maintenance of refrigeration systems, building infrastructure wiring supporting voice, video, data and controls networks, environmental monitoring and control, ventilation system calibration and maintenance, piping and fire protection systems, and design, sale, engineering, installation, operation and maintenance of emergency or distributed power generation systems, and related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer’s electrical systems.

•	“Consulting Services.” Consulting services with respect to energy- and gas-related matters for associate and nonassociate companies, as well as for individuals. Such consulting services would include technical and consulting services involving technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation or centralized billing, bill disaggregation tools and bill inserts), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, general management consulting including training activities, feasibility studies, and other similar related services.

•	“Energy Marketing.” The brokering and marketing of electricity, natural gas and other energy commodities, as well as providing incidental related services, such as fuel management, storage and procurement.

Exelon and its Subsidiaries state that consistent with existing precedent, Exelon requests authority to conduct Energy Management Services and Consulting Services anywhere outside the United States. Also consistent with precedent, Exelon requests authority to conduct Energy Marketing activities in Canada and Mexico. Furthermore, Exelon requests that the Commission reserve jurisdiction over the conduct of Energy Marketing activities in any other country pending completion of the record in this docket.

For the Commission by the Division of Investment Management, pursuant to delegated authority.

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[Deputy] Secretary